                                                       FILED BY VERITAS DGC INC.
                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                      AND DEEMED FILED PURSUANT TO RULE 14A-12 AND RULE 14D-2(b)
                                          OF THE SECURITIES EXCHANGE ACT OF 1934

                                               SUBJECT COMPANY: VERITAS DGC INC.
                                                 COMMISSION FILE NO.: 001-07427

                                     SUBJECT COMPANY: PETROLEUM GEO-SERVICES ASA
                                                  COMMISSION FILE NO.: 001-14614

                                                       SUBJECT COMPANY: VENUS I
                                                 COMMISSION FILE NO.: 001-07427


CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Certain statements herein contained are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained herein include statements about future financial and operating results of the combined company, including the accretiveness and estimated cost savings of the transaction, the financial position of the combined company after completion of the transaction, and the timing and other benefits of the transaction. These statements are not guarantees of future performance, involve certain risks, uncertainties, and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate.

Therefore, actual outcomes and results may differ materially from what is expressed herein. In any forward-looking statement in which PGS or Veritas expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and is believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that PGS and Veritas' businesses will not be integrated successfully; costs related to the proposed transaction; failure of Veritas stockholders to approve the proposed transaction; failure of a sufficient number of PGS shareholders to exchange their shares for the new holding company's shares; failure of other closing conditions to be satisfied and other economic, business, competitive and/or regulatory factors affecting PGS and Veritas' businesses generally, including prices of oil and natural gas and expectations about future prices, as set forth in PGS and Veritas' filings with the SEC, including their most recent Annual Reports on Form 20-F (PGS) or Form 10-K (Veritas), especially in the Management's Discussion and Analysis section, PGS' most recent Reports on Form 6-K and Veritas' most recent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. PGS and Veritas are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

In connection with the proposed merger of Veritas and a subsidiary of the new Cayman Islands holding company ("Caymanco"), Veritas and Caymanco will file a proxy statement/prospectus with the Securities and Exchange Commission (the "SEC"), and with respect to the proposed exchange offer for PGS shares, Veritas and Caymanco will file a Tender Offer Statement on Schedule TO, which will include a related prospectus, and PGS will file a Solicitation/ Recommendation Statement on Schedule 14D-9. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE DOCUMENTS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of these documents (when they are available) and other documents filed by PGS, Veritas and Caymanco with the SEC at the SEC's web site at www.sec.gov. The proxy statement/prospectus, the tender offer statement and solicitation / recommendation statement (when they are available) and these other documents may also be obtained for free from PGS or Veritas by calling PGS at (281) 589-7935, or by calling Veritas at (832) 351-8300.

The following documents are filed herewith pursuant to Rule 425 under the Securities Act of 1933:

o  Graph and data on traffic volume on Veritas external website

o  Schedule of meetings between Veritas and PGS management groups

                                    * * * *

THE FOLLOWING GRAPH AND RELATED DATA REGARDING THE VOLUME OF TRAFFIC ON THE VERITAS EXTERNAL WEBSITE WILL BE POSTED ON THE VERITAS INTRANET AS A REFERENCE AND A SOURCE OF INFORMATION FOR VERITAS EMPLOYEES.

                                    * * * *

Merger update
January 9, 2002


MERGER ANNOUNCEMENT GENERATES HUGE INDUSTRY INTEREST

The announcement of the Veritas-PGS merger generated a great deal of interest among our employees, customers, vendors, shareholders and stock analysts.

The following graph shows the amount of traffic received on the Veritas website (www.veritasdgc.com) as a result of the announcement on November 27th:


                                 DAILY BREAKDOWN

                    VERITAS WEBSITE TRAFFIC - NOVEMBER 2001

                                    Page
  Date                              Views
  ----                              -----
11/01/01 .........................   3,625
11/02/01 .........................   2,863
11/03/01 .........................   1,232
11/04/01 .........................   1,409
11/05/01 .........................   3,788
11/06/01 .........................   3,665
11/07/01 .........................   4,246
11/08/01 .........................   3,366
11/09/01 .........................   2,680
11/10/01 .........................   1,091
11/11/01 .........................   1,168
11/12/01 .........................   3,610
11/13/01 .........................   3,278
11/14/01 .........................   3,484
11/15/01 .........................   3,314
11/16/01 .........................   3,695
11/17/01 .........................   1,887
11/18/01 .........................   2,878
11/19/01 .........................   3,248
11/20/01 .........................   3,516
11/21/01 .........................   3,915
11/22/01 .........................   2,492
11/23/01 .........................   2,395
11/24/01 .........................   1,417
11/25/01 .........................   2,624
11/26/01 .........................   7,204
11/27/01 .........................  21,022
11/28/01 .........................   9,569
11/29/01 .........................   6,941
11/30/01 .........................   9,976

     Page views on Nov 27th = 21,022 (or 700% of regular daily levels) Page views in week of Nov 26th - 30th = 54,712 (or 270% of regular weekly levels)
     Page views for our public Webcast and Merger News webpages were:

                  NOV 26TH   NOV 27TH   NOV 28TH   NOV 29TH   NOV 30TH    TOTALS
Webcast Page         29        344         50         22         15        460
Merger News Page    n/a        286        263        162        234        945

(All these numbers are OUTSIDE traffic and exclude internal usage from Veritas offices worldwide)

Over 400 people, mostly analysts, registered and listened to our conference call. Our usual registration for quarterly earnings conference calls is less than 50. Many of the analysts then reported on the news, most with very favorable comments.

Since November, despite the Christmas break, our website traffic has sustained levels approximately 11% above average, reflecting continued industry interest in the ongoing merger.


                                    * * * *

THE FOLLOWING SCHEDULE OF MEETINGS AND PRESENTATIONS BETWEEN VERITAS AND PGS MANAGEMENT GROUPS WILL BE POSTED ON THE VERITAS INTRANET AS A REFERENCE AND A SOURCE OF INFORMATION FOR VERITAS EMPLOYEES.

                                    * * * *

Merger Update 1/10/02

The merger planning process began in earnest on January 3, with two days of meetings and presentations in Houston with the corporate groups of both companies. The meetings were designed to introduce the people and philosophy of each company to their counterparts, as well as to senior management.

Further meetings are planned over the next month to introduce the management of the operational groups to each other, and to encourage discussion between the groups. This process helps the groups meet each other on a personal level, and will lay the groundwork for more detailed organizational planning which will begin after these introductory sessions.

The meeting schedule is as follows:

DATE                                        DIVISION                      LOCATION
Monday - Tuesday, January 14 - 15           EAME                          Crawley

Thursday - Friday, January 17 - 18          Marine Acquisition            Crawley

Monday - Tuesday, January 21 - 22           Data Processing               Crawley

Thursday - Friday, January 24 - 25          Asia Pacific                  Singapore

Monday - Wednesday, February 4 - 6          NASA & VES/Reservoir          Houston

Thursday - Friday, February 7 - 8           Land Acquisition              Houston
                                            & Land Surveys


                                    * * * *